LEE COUNTY BANCSHARES, INC.
                          2006 Executive Park, Suite B
                             Opelika, Alabama  36801
                                 (334) 741-9755


                                January 21, 2004



David Lyon, Esq.
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

     Re: Lee County Bancshares, Inc. - Registration Statement on Form SB-2 (SEC File No. 333-108082)

Dear Mr. Lyon:

     Please be advised that Lee County Bancshares, Inc. has decided not to proceed with its offering. Accordingly, Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we request withdrawal of our entire Registration Statement on Form SB-2 (SEC file No. 333-108082). No securities were sold in connection with the offering.

     If you need any further information or if you have any questions, please call Michael P. Guy at (334) 741-9755 or Kathryn Knudson of Powell, Goldstein Frazer & Murphy LLP our counsel in this matter, at (404) 572-6952.

                                LEE COUNTY BANCSHARES, INC.

                                By:  /s/ Michael P. Guy
                                    -------------------------------------
                                Name:   Michael P. Guy
                                Title:  Chief Executive Officer



cc:  Kathryn L. Knudson, Esq.


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